CUSIP NO. 98422X101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Xponential Fitness, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

98422X101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98422X101

1	NAMES OF REPORTING PERSONS MSD Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,024,604 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,024,604 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,604 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Represents the number of (i) Class A Common Stock shares of the Issuer and (ii) Class A Common Stock shares of the Issuer held upon the conversion of Series A-1 Convertible Preferred Stock into Class A Common Stock.

(2)

The percentages used herein are calculated based upon 27,566,312 shares of the Issuer’s Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2022, and assuming conversion of the Series A-1 Convertible Preferred Stock held by the applicable Reporting Person (subject to the conversion limitation of 9.99% as set forth in the terms of the Company’s Series A-1 Convertible Preferred Stock).

CUSIP NO. 98422X101

1	NAMES OF REPORTING PERSONS MSD Credit Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,379,998 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,379,998 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,379,998 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.56% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Represents the number of (i) Class A Common Stock shares of the Issuer and (ii) Class A Common Stock shares of the Issuer held upon the conversion of Series A-1 Convertible Preferred Stock into Class A Common Stock.

(2)

The percentages used herein are calculated based upon 27,566,312 shares of the Issuer’s Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2022, and assuming conversion of the Series A-1 Convertible Preferred Stock held by the applicable Reporting Person (subject to the conversion limitation of 9.99% as set forth in the terms of the Company’s Series A-1 Convertible Preferred Stock).

CUSIP NO. 98422X101

1	NAMES OF REPORTING PERSONS MSD Special Investments Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 564,374 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 564,374 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,374 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.86% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Represents the number of (i) Class A Common Stock shares of the Issuer and (ii) Class A Common Stock shares of the Issuer held upon the conversion of Series A-1 Convertible Preferred Stock into Class A Common Stock.

(2)

The percentages used herein are calculated based upon 27,566,312 shares of the Issuer’s Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2022, and assuming conversion of the Series A-1 Convertible Preferred Stock held by the applicable Reporting Person (subject to the conversion limitation of 9.99% as set forth in the terms of the Company’s Series A-1 Convertible Preferred Stock).

CUSIP NO. 98422X101

1	NAMES OF REPORTING PERSONS MSD SIF Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 257,839 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 257,839 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,839 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.85% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Represents the number of (i) Class A Common Stock shares of the Issuer and (ii) Class A Common Stock shares of the Issuer held upon the conversion of Series A-1 Convertible Preferred Stock into Class A Common Stock.

(2)

The percentages used herein are calculated based upon 27,566,312 shares of the Issuer’s Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2022, and assuming conversion of the Series A-1 Convertible Preferred Stock held by the applicable Reporting Person (subject to the conversion limitation of 9.99% as set forth in the terms of the Company’s Series A-1 Convertible Preferred Stock).

CUSIP NO. 98422X101

1	NAMES OF REPORTING PERSONS MSD Private Credit Opportunity Master Fund 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 449,968 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 449,968 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,968 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.49% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents the number of Class A Common Stock shares of the Issuer held upon the conversion of Series A-1 Convertible Preferred Stock into Class A Common Stock.
(2)

The percentages used herein are calculated based upon 27,566,312 shares of the Issuer’s Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2022, and assuming conversion of the Series A-1 Convertible Preferred Stock held by the applicable Reporting Person (subject to the conversion limitation of 9.99% as set forth in the terms of the Company’s Series A-1 Convertible Preferred Stock).

CUSIP NO. 98422X101

1	NAMES OF REPORTING PERSONS MSD Private Credit Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 136,305 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 136,305 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,305 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.45% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents the number of Class A Common Stock shares of the Issuer held upon the conversion of Series A-1 Convertible Preferred Stock into Class A Common Stock.
(2)

The percentages used herein are calculated based upon 27,566,312 shares of the Issuer’s Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2022, and assuming conversion of the Series A-1 Convertible Preferred Stock held by the applicable Reporting Person (subject to the conversion limitation of 9.99% as set forth in the terms of the Company’s Series A-1 Convertible Preferred Stock).

CUSIP NO. 98422X101

1	NAMES OF REPORTING PERSONS Lombard International Life Ltd., on behalf of its Segregated Account BIGVA005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,790 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,790 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,790 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.35% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents the number of Class A Common Stock shares of the Issuer held upon the conversion of Series A-1 Convertible Preferred Stock into Class A Common Stock.
(2)

The percentages used herein are calculated based upon 27,566,312 shares of the Issuer’s Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2022, and assuming conversion of the Series A-1 Convertible Preferred Stock held by the applicable Reporting Person (subject to the conversion limitation of 9.99% as set forth in the terms of the Company’s Series A-1 Convertible Preferred Stock).

CUSIP NO. 98422X101

1	NAMES OF REPORTING PERSONS Lombard International Life Ltd., on behalf of its Segregated Account BIGVA006
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 54,200 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 54,200 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,200 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.18%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents the number of Class A Common Stock shares of the Issuer held upon the conversion of Series A-1 Convertible Preferred Stock into Class A Common Stock.
(3)

The percentages used herein are calculated based upon 27,566,312 shares of the Issuer’s Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2022, and assuming conversion of the Series A-1 Convertible Preferred Stock held by the applicable Reporting Person (subject to the conversion limitation of 9.99% as set forth in the terms of the Company’s Series A-1 Convertible Preferred Stock).

CUSIP NO. 98422X101

1	NAMES OF REPORTING PERSONS MSD SBAFLA Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 75,129 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 75,129 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,129 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.25%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents the number of Class A Common Stock shares of the Issuer held upon the conversion of Series A-1 Convertible Preferred Stock into Class A Common Stock.
(2)

The percentages used herein are calculated based upon 27,566,312 shares of the Issuer’s Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2022, and assuming conversion of the Series A-1 Convertible Preferred Stock held by the applicable Reporting Person (subject to the conversion limitation of 9.99% as set forth in the terms of the Company’s Series A-1 Convertible Preferred Stock).

CUSIP NO. 98422X101

Item 1(a)	Name of Issuer:

The name of the issuer is Xponential Fitness, Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at 17877 Von Karman Ave, Irvine, California, 92614.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of MSD Partners, L.P. (“MSD Partners”), MSD Credit Opportunity Master Fund, L.P. (“MSD Credit Opportunity Master Fund”), MSD Special Investments Fund, L.P. (“MSD Special Investments Fund”), MSD SIF Holdings, L.P. (“MSD SIF Holdings”), MSD Private Credit Opportunity Master Fund 2, L.P. (“MSD Private Credit Opportunity Master Fund 2”), MSD Private Credit Opportunity Master Fund, L.P. (“MSD Private Credit Opportunity Master Fund”), Lombard International Life Ltd., on behalf of its Segregated Account BIGVA005 (“Lombard International Life 1”), Lombard International Life Ltd., on behalf of its Segregated Account BIGVA006 (“Lombard International Life 2”) and MSD SBAFLA Fund, L.P. (“MSD SBAFLA Fund”) (collectively, the “Reporting Persons”). MSD Special Investments Fund, MSD Private Credit Opportunity Master Fund, MSD SIF Holdings, MSD Private Credit Opportunity Master Fund 2, MSD Private Credit Opportunity Master Fund, Lombard International Life 1, Lombard International Life 2 and MSD SBAFLA Fund (collectively, the “MSD Funds”) are the direct owners of the securities covered by this statement.

MSD Partners is the investment manager of, and may be deemed to beneficially own the securities beneficially owned by, the MSD Funds. MSD Partners (GP), LLC (“MSD GP”) is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners. Gregg R. Lemkau maintains investment discretion over this investment and therefore may be deemed to beneficially own securities beneficially owned by MSD GP.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2023, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of MSD Partners, MSD Credit Opportunity Master Fund, MSD Special Investments Fund, MSD SIF Holdings, MSD Private Credit Opportunity Master Fund 2, MSD Private Credit Opportunity Master Fund and MSD SBAFLA Fund is One Vanderbilt Avenue, 26th Floor, New York, New York 10017. The principal business address of Lombard International Life 1 and Lombard International Life 2 is Lombard International Bermuda, O’Hara House, One Bermudiana Road, Hamilton HM08, Bermuda.

Item 2(c)	Citizenship:

MSD Partners, MSD Special Investments Fund, MSD SIF Holdings and MSD SBAFLA Fund are each organized as limited partnerships under the laws of the State of Delaware.

MSD Credit Opportunity Master Fund, MSD Private Credit Opportunity Master Fund 2 and MSD Private Credit Opportunity Master Fund are each organized as exempted limited partnerships under the laws of the Cayman Islands.

Lombard International Life Ltd. is organized as a corporation under the laws of Bermuda.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e)	CUSIP No.:

98422X101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

CUSIP NO. 98422X101

Item 4	Ownership:

A.	MSD Partners, L.P.

(a) Amount beneficially owned: 3,024,604

(b) Percent of class: 9.99%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,024,604

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,024,604

B.	MSD Credit Opportunity Master Fund, L.P.

(a) Amount beneficially owned: 1,379,998

(b) Percent of class: 4.56%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 1,379,998

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,379,998

C.	MSD Special Investments Fund, L.P.

(a) Amount beneficially owned: 564,374

(b) Percent of class: 1.86%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 564,374

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 564,374

D.	MSD SIF Holdings, L.P.

(a) Amount beneficially owned: 257,839

(b) Percent of class: 0.85%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 257,839

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 257,839

E.	MSD Private Credit Opportunity Master Fund 2, L.P.

(a) Amount beneficially owned: 449,968

(b) Percent of class: 1.49%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 449,968

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 449,968

CUSIP NO. 98422X101

F.	MSD Private Credit Opportunity Master Fund, L.P.

(a) Amount beneficially owned: 136,305

(b) Percent of class: 0.45%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 136,305

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 136,305

G.	Lombard International Life Ltd., on behalf of its Segregated Account BIGVA005

(a) Amount beneficially owned: 106,790

(b) Percent of class: 0.35%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 106,790

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 106,790

H.	Lombard International Life Ltd., on behalf of its Segregated Account BIGVA006

(a) Amount beneficially owned: 54,200

(b) Percent of class: 0.18%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 54,200

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 54,200

I.	MSD SBAFLA Fund, L.P.

(a) Amount beneficially owned: 75,129

(b) Percent of class: 0.25%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 75,129

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 75,129

J.	MSD Partners (GP), LLC

(a) Amount beneficially owned: 3,024,604

(b) Percent of class: 9.99%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,024,604

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,024,604

K.	Gregg R. Lemkau

(a) Amount beneficially owned: 3,024,604

(b) Percent of class: 9.99%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,024,604

CUSIP NO. 98422X101

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,024,604

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 98422X101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD SIF Holdings, L.P.

By:	MSD Partners, L.P.
Its:	Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD Private Credit Opportunity Master Fund 2, L.P.

By:	MSD Partners, L.P.
Its:	Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD Special Investments Fund, L.P.

By:	MSD Partners, L.P.
Its:	Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

Lombard International Life Ltd.

By:	MSD Partners, L.P.
Its:	Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

CUSIP NO. 98422X101

MSD SBAFLA Fund, L.P.

By:	MSD Partners, L.P.
Its:	Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD Private Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

CUSIP NO. 98422X101

EXHIBIT INDEX

Exhibit	Description of Exhibit

Exhibit 99.1	Joint Filing Agreement dated February 13, 2023.